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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Quality Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

747578409

(CUSIP Number)

David J. Feingold, Esq
Feingold & Kam, LLC

3300 P.G.A. Boulevard, Suite 410

Palm Beach Gardens, FL 33410

(561) 630-6727

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 747578409

1.	Name of Reporting Person: Wycliff Investments Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands, B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 30,000 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 30,000 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.009%

14.	Type of Reporting Person (See Instructions): CO

        This Amendment No. 2 to Schedule 13D (this "Statement" or the "Schedule 13D") amends, supplements and terminates, as to Wycliff Investments Ltd. ("Wycliff"), that certain Amendment No. 1 to Schedule 13D dated July 25, 2002 (the "Group's Filing") related to Quality Products Inc. (the "Issuer"), and filed by a group consisting of Dan L. Drexler, Richard A. Drexler, Audrey J. Eppinga, Sydney Eppinga, The Dale Newberg Pension Trust, Wycliff and Derco Limited (collectively, the "Group").

Item 4.  Purpose of Transaction
        As stated in the Group's Filing, on June 25, 2002, the members of the Group formed the Group for specific purposes pursuant to a Stockholders Agreement which was filed with the Group's Filing and which was later terminated by the Group. Richard A. Drexler, both individually and in his capacity as attorney and agent for the Group, prepared and filed the Group's Filing. At the time of the Group's Filing, Wycliff was the beneficial owner of approximately 7.0 percent of the Issuer's outstanding common stock as described in the Group's Filing. Wycliff subsequently sold the vast majority such common stock owned by Wycliff through a series of transactions ending in December, 2002, and Wycliff now owns 30,000 shares of the Issuer's outstanding common stock, or approximately 0.009% of the class. As the Group had been terminated, it does not appear that an Amendment No. 2 was filed on Wycliff's behalf at the time by Richard A. Drexler, so Wycliff is now filing this Amendment No. 2 to Schedule 13D on its own behalf.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	/s/ Keith High
Date: Sept. 13, 2005	Name:	Keith High
	Title:	Authorized Representative

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)